Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Ginkgo Bioworks Provides First Half 2021 Update

Ginkgo launched 11 new cell programs in the first half of 2021 and increased the estimate for total new programs by year end from 23 to 30.

Several cell programs were delivered to customers or are nearing completion and are expected to contribute downstream value in 2021.

Ginkgo increases Biosecurity Revenue forecast by 50%+, driven by additional statewide programs for K-12 COVID testing given emerging variants.

BOSTON, August 18, 2021 — Ginkgo Bioworks, Inc. (“Ginkgo”) (the “Company”), which recently announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq: SRNG) (“Soaring Eagle”), today announced a revenue and business update for the first half of 2021.

“Ginkgo’s business momentum has accelerated in 2021. We’ve signed several impactful new collaborations and are proud to see programs on our platform delivering value to customers. We’ve also seen increasing interest from state governments in our biosecurity offering as COVID variants are spreading in local communities and threatening school reopening plans,” said Jason Kelly, co-founder and Chief Executive Officer. “We are proud to be a part of the solution and are updating our outlook for the balance of the year to reflect these events. Investing in biosecurity today strengthens our foundation as we endeavor to make biology easier to engineer.”

Recent Business Highlights

•	Launched several new collaborations with new customers including Biogen, Corteva, Aldevron, and other leading customers across diverse industries.

•	Enhanced awareness and credibility from successful partnerships driving increased sales momentum, leading to an improved outlook for new programs launched by the end of 2021.

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Celebrated multiple program and customer successes including Aldevron announcing over 10x improvement in its Vaccinia Capping Enzyme (VCE) production process, Cronos beginning commercial production of CBG, and Motif FoodWorks announcing the upcoming commercial launch of new ingredients and raising $226 million in Series B funding.

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Concentric, Ginkgo’s biosecurity effort, has secured new statewide contracts in Arizona, California, North Carolina, Pennsylvania and several other states and large school districts, and expects to deliver biosecurity solutions to millions of students across the country.

First Half 2021 Unaudited Revenue Highlights & Revised 2021 Full Year Outlook

•	First half 2021 Total Revenue of $88 million, up from $31 million in the comparable prior year period, an increase of 180%.

•	First half 2021 Foundry Revenue of $44 million, up from $31 million in the comparable prior year period, an increase of 41%.

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First half 2021 Biosecurity Revenue of $44 million, relative to original full year projection of $50 million. Given first half 2021 performance and continued development of our testing offering, Ginkgo now expects Biosecurity Revenue to be at least $75 million for the full year.

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Ginkgo also provided indications that certain programs have or are expected to contribute downstream value starting in 2021, including potential royalties from sales of VCE by Aldevron, appreciation of our stake in Motif, and a milestone from Cronos.

Business Combination Update

Ginkgo also provided an update on its proposed business combination with Soaring Eagle (the “Business Combination”). As previously announced, the Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4 filed by Soaring Eagle, and Soaring Eagle has scheduled the extraordinary general meeting of its shareholders (the “Special Meeting”) in connection with the Business Combination for September 14, 2021. Notice of the Special Meeting and a proxy statement/prospectus relating to the Business Combination (the “Proxy Statement”) have been mailed to Soaring Eagle’s shareholders of record as of the close of business on August  10, 2021 (the “Record Date”). A copy of the Proxy Statement is available at: https://www.sec.gov/Archives/edgar/data/1830214/000119312521246097/d177007d424b3.htm .

Ginkgo and Soaring Eagle expect to close the Business Combination shortly after the Special Meeting, following which, Ginkgo’s Class A common stock is expected to be listed on the New York Stock Exchange under the ticker symbol “DNA”. The Business Combination is expected to provide up to $2.5 billion of gross cash proceeds, including Soaring Eagle’s $1.725 billion of cash in trust (subject to any redemptions by Soaring Eagle shareholders) and $775 million in gross proceeds from a PIPE transaction priced at $10.00 per share of Class A common stock of Soaring Eagle to be funded immediately prior to the closing of the Business Combination.

Presentation Information

Ginkgo will host a presentation reviewing the results for the first half of 2021 today, Wednesday, August 18, 2021, beginning at 4:30pm ET. The presentation will include an overview of first half 2021 revenue performance, recent business updates, a discussion on Ginkgo’s business model and outlook, as well as a moderated question and answer session. To ask a question ahead of the presentation, please submit your questions to @Ginkgo on Twitter (hashtag #GinkgoResults) or by sending an e-mail to investors@ginkgobioworks.com.

The presentation can be accessed via a livestream on YouTube. A direct link is available on Ginkgo’s Investor Relations website at www.ginkgobioworks.com/investors and a replay will be made available following the presentation.

An audio-only dial-in will be available at the following numbers:

Audio-Only Dial Ins:

+1 646 876 9923 (New York)

+1 301 715 8592 (Washington, D.C.)

+1 312 626 6799 (Chicago)

+1 669 900 6833 (San Jose)

+1 253 215 8782 (Tacoma)

+1 346 248 7799 (Houston)

+1 408 638 0968 (San Jose)

Webinar ID: 922 4974 9055

For International Dial-Ins, please see our web site at www.ginkgobioworks.com/investors

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq: SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The transaction is expected to close in the third quarter of 2021, subject to regulatory and shareholder approvals, and other customary closing conditions. For more information, visit www.ginkgobioworks.com.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the anticipated timing of the Special Meeting and the consummation of the Business Combination, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “potential,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of the Proxy Statement and in Soaring Eagle’s other filings with the Soaring Eagle. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and Soaring Eagle. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a Proxy Statement on August 13, 2021. The Proxy Statement has been sent to all Soaring Eagle shareholders as of the Record Date. Soaring Eagle also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

Soaring Eagle’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s stockholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

MEDIA CONTACT:

press@ginkgobioworks.com

INVESTOR CONTACT:

investors@ginkgobioworks.com